# Balance Sheet

**English For A Song Inc.**

As of Dec 31, 2016

| ACCOUNTS | Dec 31, 2016 |
|---|---|
| **Assets** | |
| **Cash and Bank** | |
| BUSINESS CHECKING | $1,061.10 |
| **Total Cash and Bank** | **$1,061.10** |
| **Other Current Assets** | |
| **Total Other Current Assets** | **$0.00** |
| **Long-term Assets** | |
| **Total Long-term Assets** | **$0.00** |
| **Total Assets** | **$1,061.10** |
| | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Total Current Liabilities** | **$0.00** |
| **Long-term Liabilities** | |
| **Total Long-term Liabilities** | **$0.00** |
| **Total Liabilities** | **$0.00** |
| | |
| **Equity** | |
| Owner Investment / Drawings | $2,054.55 |
| **Retained Earnings** | |
| Profit between Jan 1, 2016 and Dec 31, 2016 | -$993.45 |
| **Total Retained Earnings** | **-$993.45** |
| **Total Equity** | **$1,061.10** |